Mail Stop 3561

May 26, 2010

Jonathan F. Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
8067 Quarterfield Road
Severn, Maryland 21144

> **Re:** **Frozen Food Gift Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-165406**

Dear Mr. Irwin:

We have reviewed your response letter and amendment number one to your Form S-1 filed May 14, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

Corporate Background and Our Business, page 1

1. Please revise the second paragraph under "Corporate Background and Our Business" to conform to your disclosure elsewhere in your prospectus that you have no revenues to date. Your statements that your products are "typically purchased as gifts" and "purchase occasions include birthdays, holidays and thank you gifts" suggest that you have historical revenues. Please make conforming changes to your "Description of Business" section beginning on page 18 and elsewhere as appropriate.

About This Offering, page 4

2. We note that in response to comment seven of our April 8, 2010 letter you removed footnote one to your table on page four. Please also remove the reference to footnote one in your table.

Risk Factors, page 5

We have been the subject of a going concern opinion…, page 5

3. We note your revision in response to comment 31 of our April 8, 2010 letter to clarify that you are attempting to generate revenues as opposed to increase revenues. Please make conforming changes to the last sentence of the above referenced risk factor on page 5 and to last sentence on page 24 under the subheading "Going Concern."

We expect to rely on independent suppliers…, page 7

4. Tell us why you believe that this risk factor is necessary considering you already have a risk factor on the same page that discusses your reliance upon a "primary vendor" and it is unclear what use you also have for "independent suppliers." Alternatively, please delete this risk factor.

Plan of Distribution, page 11

5. We note your revisions to page 11 in response to comment 20 of our April 8, 2010 letter. Please revise the last sentence of the first paragraph of this section to remove the indication that the OTC Bulletin Board is a securities exchange.

Description of Business, page 18

6. In response to comment 33 of our April 8, 2010 letter you state that you have no written agreements with vendors. Considering your disclosure on page 18 that "all operational functions" are handled by a single vendor, Farley's Homemade Ice Cream, please expand your Business discussion to disclose the terms of your arrangement with Farley's.

Marketing, page 20

7. Please revise the third paragraph of your Marketing section on page 20 to remove the indication that your customer service representatives are "in-house."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General and Administrative Expenses, page 24

8. You state on page 24 that your Chief Executive Officer has foregone salary during the initial stages of the business, but began to receive compensation during 2009. Please expand this discussion to clarify what is meant by "initial stages of the business" considering your business was not formed until January 2009.

Liquidity and Capital Resources, page 27

9. We note your indication here that you currently have no external sources of liquidity and no internal sources of liquidity because the Company is a development stage company that has no revenues to date and has not commenced operations. We also note your indication that you had $30,000 in proceeds from notes payable in 2009, as well as certain funds that were made available to you by your shareholders. Describe the source of this $30,000 loan and explain why you believe that this lender, as well as your shareholder lenders, is not available to you currently as an external source of liquidity.

Certain Relationships and Related Transactions, page 27

10. We note the disclosure you provide on page 27 in response to comment 46 of our April 8, 2010 letter regarding the loans by Messrs. Schissler and Irwin. Based on your disclosure in the sixth paragraph on page 27, it appears that in addition to those loans, you entered into a single shareholder loan in the amount of $25,000. Please provide the information required by Item 404(d) with respect to this loan or advise us why you believe this disclosure is not required.

Executive Compensation, page 28

11. In light of your disclosure on page II-1 that you compensated Mr. Irwin for his role as CEO by issuing him 40,000,000 shares of your common stock, valued at $2,000,000, please revise your Summary Compensation Table to acknowledge as much as we presume that these shares were issued for services rendered. Please make similar revisions to your Director Compensation table on page 31with respect to the shares that were issued to Messrs. Berkeridge, Schissler and Vicente.

12. With respect to the disclosure you provide in footnote (2) to the Summary Compensation Table, please reconcile your disclosure that Mr. Irwin's salary is $120,000 with the fact that you compensated him in shares valued at $2,000,000. In an appropriate place in your Compensation Program and Objectives discussion, please explain how your board of directors determined to compensate him at this level, pursuant to Item 402(o) of Regulation S-K. Please provide similar disclosure with respect to your determination to compensation your directors at the level disclosed, pursuant to Item 402(r)(3) of Regulation S-K.

Financial Statements, page F-1

General

13. We reviewed your response to comment 48 in our letter dated April 8, 2010 and the revisions to your disclosure. Please revise to correct the superseded references to SFAS 128 and SFAS 109 on pages 25 – 26 and pages F-7 – F- 9 with the appropriate FASB Accounting Standards Codification.

14. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Refer to Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-1

15. We note your revised disclosure on page II-1 indicating that you sold a total of 96,000,000 million shares in 2009 and 2010, which were valued at a total of $4,800,000 or $.05 per share. Please reconcile this disclosure with your Statements of Cash Flows and Note 2 to your Financial Statements, which indicate that you issued 1) 99,184,000 shares in exchange "for costs and services related to [your] organization aggregating $992, which approximates the fair market value of the costs and services provided" and 2) 2,000,000 shares in exchange for $100,000. Specifically, tell us why you indicate here that only 14,000,000 shares were issued in 2009 and that 82,000,000 shares were issued in 2010; please also account for the additional 5,184,000 shares that were issued by you, considering you currently have 101,184,000 shares outstanding.

16. We note your revised disclosure on page II-1 indicating in 2009 you issued 80 million common shares with a total value at the date of issuance of $4 million. This is not consistent with your disclosure in Note 2 on page F-9. Please revise or advise.

17. Please revise your disclosure to specify the unregistered transactions in which you relied on Rule 506 of Regulation D and those in which you relied on Section 4(2).

18. We reissue comment 54 of our April 8, 2010 letter. You state on page II-2 that you issued securities in reliance on Rule 506 of Regulation D. Rule 503 of Regulation D requires the filing of a Form D when an issuer offers or sells securities in reliance on Rules 504, 505 or 506 of Regulation D. Please advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director